CHINA NATURAL RESOURCES, INC.

Room 2205, 22/F, West Tower, Shun Tak Centre

168-200 Connaught Road Central

Sheung Wan, Hong Kong

November 12, 2019

‘CORRESP’

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:

Ronald (Ron) Alper, Esq.

Pamela Long, Assistant Director

Re:

Registration Statement on Form S-3

Filed September 19, 2019

SEC File No. 333-233852

Ladies and Gentlemen:

Reference is made to (a) the Registration Statement on Form F-3 (the “Registration Statement”) filed by China Natural Resources, Inc. (the “Company”) on September 19, 2019 and (b) the Staff’s letter dated October 3, 2019 providing its comment with respect to the Registration Statement.

The Staff provided the following comment to the Company:

1.

We note that you are registering debt securities, and that you have indicated that a form of indenture will be filed with or furnished to the SEC at the time of any offering of debt securities. For the indenture to be qualified under the Trust Indenture Act of 1940, you must file the form of indenture pre-effectively. Please file a pre-effective amendment to the registration statement that includes the form of indenture as an exhibit. For guidance, refer to Item 601(b)(4) of Regulation S-K and Trust Indenture Act Compliance and Disclosure Interpretations 201.02 and 201.04.

The Company responds to the Staff’s comment as follows:

The Company is contemporaneously filing herewith Amendment No. 1 to the Registration Statement to:

•

File the form of debenture as Exhibit 4.5 and update language in the prospectus consistent with the inclusion of the form of debenture as an exhibit;

•

Incorporate by reference the Company’s six-month financial statements as at June 30, 2019 (unaudited) in accordance with Item 5(b)(2) of Form F-3 and Item 8A of Form 20-F;

•

Incorporate by reference the Company’s 2019 annual Information Statement; and

•

Update disclosure under “Prospectus Summary” and elsewhere in the prospectus (e.g., Capitalization Table, Exchange Rate Table, Public Float computation, etc.).

Please let us know whether the Staff has any further questions or comments.

Thank you for your anticipated attention.

Very truly yours,
CHINA NATURAL RESOURCES, INC.

By:	/s/ Yue Ming Wai Bonaventure
Yue Ming Wai Bonaventure
Chief Financial Officer